

December 22, 2022

Rahul Kakar
Chief Financial Officer
The Growth for Good Acquisition Corporation
12 E 49th Street, 11th Floor
New York, New York 10017

      Re: The Growth for Good Acquisition Corporation
          Form 10-K for the fiscal year ended December 31, 2021
          Filed March 21, 2022
          File No. 001-41149

Dear Rahul Kakar:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction